August 15, 2011

VIA EDGAR

Electronics For Imaging, Inc.

303 Velocity Way

Foster City, CA 94404

Kathleen Collins, Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-4561

Re:	Electronics For Imaging, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 9, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 10, 2011
File No. 000-18805

Dear Ms. Collins:

Electronics For Imaging, Inc. (the “Company”) submits this letter in response to the comment letter dated August 1, 2011 from the staff (“Staff”) of the U.S. Securities and Exchange Commission (“Commission”) with respect to the Company’s response dated July 22, 2011 to the comment letter dated July 8, 2011 from the Staff with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Commission on March 9, 2011 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as filed with the Commission on May 10, 2011 (“Form 10-Q”).

For the Staff’s convenience, we have reproduced below the comments from the Staff in bold, in each case followed by our corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Form 10-K and Form 10-Q, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 8. Commitments and Contingencies

Legal Proceedings, page 106

1.      We note your response to prior comment 2 and your revised proposed disclosures where you indicate that the company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated for the cases discussed. Please explain further your reference to “the cases discussed” or alternatively, tell us your consideration to remove such reference. Also, clarify whether you consider all claims, lawsuits, investigations and proceedings, including unasserted claims, which are probable of being asserted, when determining whether a loss is both probable and reasonably estimable. Please revise your disclosures accordingly and provide us with a copy of such revisions.

Response. We acknowledge the Staff’s comment regarding our reference to “the cases discussed” and have removed such reference from our disclosure (please see revised disclosure in response to comment 2, below). We also confirm that we consider all claims, lawsuits, investigations, and proceedings, including unasserted claims which are probable of being asserted, when determining whether a loss is both probable and reasonably estimable.

Note 8. Commitments and Contingencies

Legal Proceedings, page 106

2.	In addition, you state in your proposed revised disclosures that the company determines whether an estimated loss from a contingency should be disclosed by assessing whether a loss is deemed reasonably possible. You further indicate that such disclosure will include an estimate of the additional loss or range of loss or you will state that such an estimate cannot be made. Please revise to provide the actual disclosures that you intend to include in your next filing. In this regard, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, tell us and disclose the estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

Response. In response to the Staff’s comments, we included the following disclosure in our Form 10-Q for the quarterly period ended June 30, 2011, filed on August 8, 2011:

“Legal Proceedings

We may be involved, from time to time, in a variety of claims, lawsuits, investigations, or proceedings relating to contractual disputes, securities laws, intellectual property rights, employment, or other matters that may arise in the normal course of business. We assess our potential liability in each of these matters by using the information available to us. We develop our views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and various combinations of appropriate litigation and settlement strategies. We accrue estimated losses from contingencies if a loss is deemed probable and can be reasonably estimated.

As of June 30, 2011, we are subject to the various claims, lawsuits, investigations, or proceedings discussed below.

Durst Fototechnik Technology GmbH (“Durst”) v. Electronics for Imaging GmbH (“EFI GmbH”) and EFI, et al.—Mannheim Litigation

On February 23, 2007, Durst Phototechnik Digital Technology GmbH brought an action to enforce a utility model patent right against EFI GmbH in the Mannheim District Court in Germany. On May 10, 2007, EFI GmbH filed its Statement of Defenses. These defenses include lack of jurisdiction, non-infringement, invalidity, and unenforceability based on Durst’s improper actions before the German patent office. EFI filed its Statement of Defense on August 29, 2007. EFI’s defenses include those for EFI GmbH, as well as an additional defense for prior use based on EFI’s own European patent rights. The Mannheim court conducted a trial on November 30, 2008, and following a recess to receive additional expert testimony, finished the trial on August 28, 2009.

In a subsequent decision, the Mannheim court invalidated Durst’s utility model registration patent and dismissed Durst’s actions against EFI on February 26, 2010. Durst has appealed the decision and the appeal is currently pending at the court of appeal in Karlsruhe, Germany. The appeal hearing is currently scheduled for October 2011.

Although we do not believe it is probable that we will incur a loss, it is reasonably possible that our financial statements could be materially affected by the unfavorable resolution of this matter. Because the action was dismissed and Durst’s patent was invalidated in the Mannheim court, among other reasons, we are unable to estimate the amount or range of loss that may be incurred.

Durst v. EFI GmbH and EFI, et al.—Dusseldorf Litigation

On or about June 14, 2011, Durst filed an action against EFI GmbH and EFI in the Regional Court of Dusseldorf, Germany, alleging infringement of a German patent. EFI GmbH was formally served with the lawsuit, but EFI has not yet been served. EFI headquarters received a copy of the lawsuit from our Netherlands office on July 14, 2011, and we are evaluating the allegations. Because this proceeding is in the preliminary stages and we have not had opportunity to complete our evaluation of the allegations, we are not yet in a position to determine whether the loss is probable or reasonably possible and if it is probable or reasonably possible, the estimate of the amount or range of possible loss that may be incurred.

N.V. Perfectproof Europe v. BEST GmbH

On December 31, 2001, N.V. Perfectproof Europe (“Perfectproof”) filed a complaint against BEST GmbH, currently Electronics For Imaging, GmbH (“BEST”) in the Tribunal de Commerce of Brussels, in Belgium (the “Commercial Court”), alleging unlawful unilateral termination of an alleged “exclusive” distribution agreement and claiming damages of approximately EUR 599,946 for such termination and additional damages of EUR 247,894, or a total of approximately $1.2 million. In a judgment issued by the Commercial Court on June 24, 2002, the court declared that the distribution agreement was not “exclusive” and challenged its jurisdiction over the claim. Perfectproof appealed the judgment, and by decision dated November 30, 2004, the Court d’Appel of Brussels (the “Court of Appeal”) rejected the appeal and sent the case back to the Commercial Court. Subsequently, by judgment dated November 17, 2009, the Commercial Court dismissed the action for lack of jurisdiction of Belgian courts over the claim. On March 25, 2009, Perfectproof appealed to the Court of Appeal. On November 16, 2010, the Court of Appeal declared, among other things, that the Commercial Court was competent to hear the case and that the agreement between BEST and Perfectproof should be analyzed as an “exclusive” distribution agreement and as such, was subject to reasonable notice prior to termination. The court further determined that Perfectproof is entitled to damages, for lack of receiving such notice, and appointed an expert to determine the amount of damages within the court’s guidelines. We received the expert’s preliminary report on July 14, 2011, in which the expert’s preliminary determination that any damages attributable to the claim were significantly less than Perfectproof’s claimed damages. We expect to file a response to the expert’s report in August-September, 2011. The determination of damages by the expert is not final and has not been approved or adopted by the court. In parallel to challenging any damages determination issued by the expert, BEST intends to appeal the decision of the Court of Appeal to the Cour de cassation (the Supreme Court) of Brussels.

Although we do not believe that Perfectproof’s claims are founded and we do not believe it is probable that we will incur a material loss in this matter, it is reasonably possible that our financial statements could be materially affected by the court’s decision regarding the assessment of damages and the result of our appeal. Given the preliminary nature of the expert report, we do not know whether the court will adopt the expert’s report, require additional analysis or consider our challenges to the current damages determination. Accordingly, it is reasonably possible that we could incur a material loss in this matter. We estimate the range of loss to be between one dollar and $1.2 million.

As of June 30, 2011, we are also subject to various other claims, lawsuits, investigations, and proceedings in addition to those discussed above. There is at least a reasonable possibility that additional loses may be incurred in excess of the amounts that we have accrued. However, we believe that certain of these claims are not material with respect to our financial statements and that for the other claims a range of reasonably possible losses is not reasonably estimable. Litigation is inherently unpredictable, and while we believe that we have valid defenses with respect to legal matters pending against us, our financial statements could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies or because of the diversion of management’s attention and the incurrence of significant expenses.”

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 1. Basis of Presentation and Significant Accounting Policies

Recent Accounting Pronouncements

Revenue Recognition, page 6

3.	We note from your response to prior comment 3 that the best estimate of selling price (BESP) is determined by taking the median sales price of deliverables sold in standalone transactions and/or separately priced deliverables contained in bundled arrangements. While we note that you stratify your population by product type, please tell us what other factors you considered in your analysis (i.e., customer or geographic segments, distribution channel, competition, trends, etc.) and tell us your consideration to further stratify your population (i.e., by lifecycle stage of product, market penetration opportunities, geographic segmentation, etc.). In this regard, your footnote disclosures indicate that BESP is established by applying judgment to internal factors such as pricing practice and controls, customer segment pricing strategies and the product lifecycle and consideration is also given to market conditions such as competitor pricing strategies and industry technology lifecycles; however, it is unclear from your response how you consider each of these factors in establishing BESP. Please explain. In addition, explain further how you evaluated your determination of BESP for reasonableness.

Response. The impact of applying ASU 2009-13 and 2009 -14 was immaterial to our results of operations for the three months ended March 31, 2011 (under $70K) and six months ended June 30, 2011 (under $70K) as generally all the deliverables in our multiple element arrangements are delivered at the same time or within a relatively short period of time from each other. There are two common exceptions to that scenario: (1) maintenance and professional services relating to our APPS product segment and (2) extended warranty or service packs relating to our Inkjet product segment. The majority of multiple element transactions relating to our APPS product segment are still governed by the software revenue recognition rules (ASC 985-605) as they are not usually bundled with our tangible products, and therefore the new revenue recognition rules have no impact on revenue recognition for such transactions. For our inkjet product segment, there is a smaller group of customers that purchase extended warranty or service packs, which generally comprise the undelivered elements in those arrangements and, accordingly, have an insignificant impact on revenue recognition under the new rules (since the residual method of allocation of total contract consideration is not available under the new revenue recognition rules).

In our determination of BESP, we analyze and stratify our population by our three operating segments (Fiery, Inkjet, and APPS), then by product group, and further by product type.

Our product groups consist of the following:

For Fiery:

•	controller,

•	software options,

•	solutions,

•	professional services,

•	spares and other

For Inkjet:

•	Vutek super-wide format printers

•	Rastek wide format printers

•	Jetrion industrial inkjet printers

For APPS

•	PrintSmith

•	Pace

•	Monarch

•	Radius

Each product group is further broken down by product type as follows:

Within Fiery, the controller product group is broken down by product type as follows:

•	standalone

•	embedded

Similar product type breakdowns exist for the remaining Fiery product groups.

Within Inkjet, the product groups are broken down into the following product types:

•	printers

•	ink

•	spare parts

•	service

Within APPS, the product groups are broken down into the following product types:

•	licenses

•	professional services

•	other

Therefore, we establish BESP at the level of an individual product type for each of the product groups under our three business units, further discussed in detail hereunder.

Our primary distribution channel for Fiery products is to sell them to our Original Equipment Manufacturer (OEM) customers. Our OEM customers in turn sell these products to OEM-affiliated and independent distributors/dealers/resellers and end-users for use with our OEM customers’ copiers or printers as part of an integrated printing system. Therefore, for determination of BESP relating to our Fiery products, we first stratify the population based on our OEM customers, which is further split into specific product types relevant for (and exclusive to) that OEM, at which level the BESP is established for each product type relating to the specific OEM customer. We didn’t consider it appropriate to further stratify this population into significant geographies as the pricing for our OEM customers is centrally negotiated with them and is used consistently across various global OEM locations. Our pricing decisions with each of the OEMs take into consideration the impact of competition, historical trends, market conditions, and end user demand.

Our Inkjet products are sold both direct and via distribution arrangements to all sizes of print providers. Our Inkjet products are sold by a direct sales force in North America and Europe and by distributors in all regions. Our VUTEk super-wide format digital inkjet printers and ink are used by billboard graphics printers, commercial photo labs, large sign shops, graphic screen printers, and digital graphics providers to print billboards, building wraps, banners, art exhibits, point of purchase signage, customized interior design, and other large displays. Our Jetrion products specialize in industrial label digital printing and provide a wide array of industrial inkjet systems, custom high-performance integration solutions, and specialty ink to the converting, packaging, and direct mail industries. Rastek develops, manufactures, and markets our early stage hybrid and flatbed UV wide format graphics printers to the midrange inkjet printer market. We also manufacture and market the ink used in our inkjet printers, which is customized for each of our printers. Thus, our product groups within the Inkjet business unit caters to different types of customer bases. We stratify the inkjet population based on these product groups, which also gives us meaningful stratification at a customer group level for our inkjet products. For determination of BESP, the population within each product group is further stratified into product type, which is considered to be a reasonable level for development of BESP relating to inkjet products. Our pricing practices have historically established simple and consistent pricing models across all geographies and channels. Distributor based sales and end user sales using our direct sales force are priced consistently as distributors are incentivized through their uplift commission structure to provide competitive pricing. Accordingly, we considered further stratification between geographies and sales channels not to be necessary. In determining our selling price for each product type, we analyze and incorporate product industry lifecycles including relevant factors such as discounting, technological changes, and competition.

Our APPS business unit only contributed approximately 12% to our total revenue in 2010. As noted earlier, the majority of our multiple element arrangements are not bundled with any tangible products and are still governed by software revenue recognition rules. The impact of new revenue recognition rules was immaterial on our APPS business unit as an insignificant number of APPS transactions are bundled with tangible products. The APPS business unit includes our PMIS software, including major products like PrintSmith, Pace, and Monarch, and our print management packaging software, Radius. We currently sell PrintSmith to small print-for-pay and small commercial print shops; Pace to medium and large commercial print shops, display graphics providers, in-plant printing operations, and government printing operations; Monarch to large commercial, publication, and digital print shops; and Radius to the packaging industry. Like our Inkjet products, our APPS portfolio is primarily sold directly to end users by our own sales force in North America and Europe, and a mix of distributors in all regions, that in turn sell the solutions to end users either standalone or bundled with other solutions they offer. Therefore, like our Inkjet product groups, our APPS related product groups cater to different types of customer bases. We stratify the APPS population based on these product groups, which also gives us customer level stratification. For determination of BESP, the population within each product group is further stratified into product type, which is considered to be a reasonable level for development of BESP relating to our APPS products. We also considered the geographic split for APPS related products and noted that APPS revenue represented 18%, 3%, 1%, and 3% of 2010 revenue in the Americas, EMEA, Japan, and other international locations compared with 18%, 3%, 1%, and 3% of 2009 revenue, respectively. Given a high concentration of APPS related revenue in the U.S., we considered it appropriate not to further stratify the population into various geographies. Our pricing practices have historically been consistent across various sales channels. Distributor based sales and end user sales using our direct force are priced consistently as distributors are incentivized through their uplift commission structure to provide them competitive pricing. Accordingly, we considered further stratification on the basis of sales channel not to be relevant. Thus, the BESP for APPS related products are computed at the product type level with the various product groups under the APPS business unit. The customer pricing decision for our APPS products are based on our assessment of product lifecycle, discounting, and the nature of the customer.

To assess the reasonableness of our BESP prices determined after considering all the factors discussed above, we compare the price charged, the weighted average price (to incorporate the frequency of each item sold at any given price), and the median sales price of each product type. We then compute the three price points for reasonableness. We engage in discussions with the sales team to incorporate the feedback gained from customer facing activities. This feedback includes consideration of current market trends for pricing charged by companies offering similar services, competitive advantages of the products we offer, and recent economic pressures that have resulted in lower spending.

BESP for each item in the population was established based on the factors noted above and was reviewed by management.

* * * * * * *

We appreciate the Staff’s review of these filings. Should the Staff have any additional questions or comments, please direct them to Bryan Ko, Esq., General Counsel of the Company, at (650) 357-4164 or (650) 357-3776 (facsimile).

Regards,

/s/ Vincent Pilette

Vincent Pilette

Electronics For Imaging, Inc.

cc:	Bryan Ko, Esq., Electronics For Imaging, Inc.
Justyna Lloyd, Esq., Electronics For Imaging, Inc.
C. Brophy Christensen, Esq., O’Melveny & Meyers LLP